Energy Edge Technologies Corporation

1200 Route 22 East, Suite 2000

Bridgewater, NJ 08807

February 14, 2011

United States Securities and Exchange Commission

Attn: Mr. Hagen Ganem, Staff Attorney, and Mr. Dietrich King, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Energy Edge Technologies Corporation

Pre-effective Amendment No. 5 to Registration Statement on Form S- I

Filed February 11, 2011

  File No. 333-167853

 Dear Mr. Ganem and Mr. King:

We are writing in response to your comment letter dated February 14, 2011 regarding the above referenced registration statement.  Our responses to your comments follow each of the comments below.

1.We have reviewed your response to comment one in our letter dated February 7, 2011. Rule 8-08 of Regulation S-X states that the financial information in an initial registration statement for a smaller reporting company may be up to 90 days after year-end if the issuer expects to report income in the current year and has reported income in at least one of the two previous years. You have reported a loss before taxes of $607,049 for the nine months ended September 30, 2010. As such it is not clear whether you reasonably and in good faith expect to report income before taxes for the year ended December 31, 2010. Please advise or update your financial statements and financials information throughout the filing in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: Regardless of that statement and our continued belief that we are able to avail ourselves of the deadline of March 31, 2011 as discussed in our previous letter,  in light of the clarification regarding Rule 8-08 of Regulation S-X provided in Rule 1220.1(b) of the Financial Reporting Manual that “the balance sheet date in an initial registration statement should not be more than 134 days old, except that third quarter data is timely through the 45th day after the most recent fiscal year-end,” the Company plans to file an Acceleration Request today, the 45th day after the most recent fiscal year end. The formal Acceleration Request will follow the filing of this correspondence.  Should you have any immediate questions regarding the time

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

sensitivity of this matter, please contact our legal counsel, Callie Jones at Vincent & Rees at (801)303-5730.

Sincerely,

Robert Holdsworth

By:   /s/ Robert Holdsworth

Robert Holdsworth, President & Chief Executive Officer (Principal Executive Officer)